Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), March 9, 2026 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 250 million share buyback program announced on December 16, 2025, as the first tranche of the multi-year share buyback program of approximately Euro 3.5 billion expected to be executed by 2030 in line with the disclosure made during the 2025 Capital Markets Day (the “First Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
02/03/2026	7,000	311.7721	2,182,404.70	11,061	361.6280	3,999,967.31	3,419,359.98	18,061	310.1581	5,601,764.68
03/03/2026	8,600	303	2,607,615.46	11,160	358.4035	3,999,783.06	3,446,306.27	19,760	306.3726	6,053,921.73
04/03/2026	5,000	311	1,557,067.50	—	—	—	—	5,000	311.4135	1,557,067.50
05/03/2026	7,000	311	2,178,810.20	8,444	355.2564	2,999,785.04	2,582,015.01	15,444	308.2637	4,760,825.21
06/03/2026	9,000	303	2,726,152.20	9,980	350.6675	3,499,661.65	3,027,127.11	18,980	303.1233	5,753,279.31
Total	36,600	307.4331	11,252,050.06	40,645	356.7277	14,499,197.06	12,474,808.38	77,245	307.1637	23,726,858.44

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such First Tranche till March 6, 2026, the total invested consideration has been:
•Euro 112,647,457.80 for No. 374,993 common shares purchased on the EXM
•USD 14,499,197.06 (Euro 12,474,808.38*) for No. 40,645 common shares purchased on the NYSE.

As of March 6, 2026 the Company held in treasury No. 17,060,244 common shares, net of shares assigned under the Company’s equity incentive plan, corresponding to 8.80% of the total issued common shares. Including the special voting shares, the Company held in treasury 9.23% of the total issued share capital.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since January 5, 2026, start date of the multi-year share buyback program of approximately Euro 3.5 billion announced during the 2025 Capital Markets Day, until March 6, 2026, the Company has purchased a total of 415,638 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 125,122,266.17.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
Email: media@ferrari.com
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